UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Announces a Proposal to Acquire all the Outstanding Shares
in Duvernay Oil Corp.

THE HAGUE, The  Netherlands, July 14/PRNewswire-FirstCall/ --     Royal Dutch
Shell plc ("Shell") (NYSE: RDS.A) (NYSE: RDS.B) announced
today a proposal by its wholly owned subsidiary Shell Canada Limited, to offer (the "Offer") to acquire all of the outstanding shares of Duvernay Oil
Corp. ("Duvernay").

    The Offer will be a cash offer of C$83 per share of Duvernay. The Offer would value Duvernay's fully diluted share capital at approximately C$5.9 billion, including debt, and would be a 36% premium over the average share price over the last 30 days.

    The Board of Duvernay has voted unanimously to recommend the Offer to shareholders.

    In connection with the Offer, directors and officers of Duvernay have entered into lock-up agreements pursuant to which they have agreed to tender all of their shares in connection with the Offer, subject to certain exceptions, representing in aggregate some 18.1% of the fully diluted share capital of Duvernay. In addition, Duvernay has agreed in certain circumstances to pay a non-completion fee of C$120 million, and the parties have agreed to customary non-solicitation covenants.

    Duvernay is a leading acreage holder in the Western Canadian
Sedimentary Basin. The company has some 1,800 square kilometers (~450,000 acres) of landholdings there, including positions in the emerging Montney tight gas trend. Duvernay has reported over 25,000 barrels oil equivalent per day (boe/d) of production, predominantly in natural gas, with plans to increase production to around 70,000 boe/d by 2012. Shell has around 80,000 boe/d of tight gas production in North America, and has been building its acreage positions for future growth.

    Shell's Chief Executive Jeroen van der Veer commented "Shell has a proven track record in North America tight gas activities. Duvernay could become a valuable part of the Shell portfolio, where we can add value through technology and scale. The combination of Duvernay's acreage with
Shell's proven operating experience and financing capabilities make this transaction attractive to all shareholders."

    Full details of the Offer will be included in a take-over bid circular and related documents, which will be filed shortly with securities regulators and mailed to Duvernay shareholders.

    The Offer is subject to regulatory approvals and other
conditions contained in the formal offer documents, including the tendering of at least two-thirds of Duvernay's fully diluted share capital.

    Notes for Editors

    Shell

    Shell is a leading player in North America tight gas, with producing positions including in Western Canada, Wyoming (Pinedale), and in South
Texas. With tight gas production of some 80,000 boe/d, Shell has a strong and proven track record in responsible and low cost activities in this play.
Shell is also well positioned for future growth, with acreage in the emerging
Haynesville play located in Louisiana and Texas.

    Duvernay Oil Corp.

    Duvernay is an Alberta-based oil and gas company, which was founded in
2001. It is engaged in the exploration and development of natural gas and crude oil with emphasis on the deeper, western portion of the Western
Canadian Sedimentary Basin in Alberta and Northeastern British Columbia.

    Duvernay owns some 450,000 net acres (~1800 square kilometers) in two large gas project areas, Sunset-Groundbirch in British Columbia and the
Alberta Deep Basin - both characterized by multiple, extensive tight gas reservoirs with long-producing life. Duvernay owns and controls the natural gas processing and delivery infrastructure in both large project areas.

    Duvernay estimates that its production could grow from ~20 kboe/d in 2007 to some 70 kboe/d in 2012.

    The Company's head office is in Calgary, Canada.

    Legal Notice

    This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Duvernay shareholders are advised to review the circular and any other relevant documents to be filed with the Canadian securities regulatory authorities because they will contain important information. In addition to mailed copies of the circular, investors will be able to obtain the documents free of charge through the System for Electronic
Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

    Cautionary Statement

    This announcement contains forward-looking statements
concerning the financial condition, results of operations and businesses of
Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
"anticipate", "believe", "could", "estimate", "expect", "intend",
"may", "plan", "objectives", "outlook", "probably", "project",
"will", "seek", "target", "risks", "goals", "should" and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products;
(c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l)
political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs;
and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's
20-F for the year ended December 31, 2007 (available at
http://www.shell.com/investor and http://www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 14, 2008. Neither Royal Dutch
Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Source: Royal Dutch Shell plc

Contact information: SHELL MEDIA RELATIONS, London: +44(0)20-7934-3505, The
Hague: +31-70-377-8750, Calgary: +1-403-691-4189, Email:
media-relations@shell.com; SHELL INVESTOR RELATIONS: Calgary: Ken Lawrence
+1-403-691-2175, The Hague: Tjerk Huysinga +31-70-377-3996 / +44-207-934-3856,
New York: Harold Hatchett +1-212-218-3112

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 14 July 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary